News Release

Alexco Announces Initial 2008 Drill Results at Keno Hill:
Exploration and Infill Drilling at Onek Prospect Confirms
 Zinc-Silver Mineralization

July 2, 2008 Vancouver, British Columbia -- Alexco Resource Corp. (TSX: AXR, AMEX:AXU) ("Alexco") is pleased to announce initial results from its 2008 core drilling program at the Keno Hill Project, Yukon. Exploration and infill drilling in the area of the historical Onek mine has continued to intersect and expand high grade zinc-silver mineralization previously identified in 2007. The 2007/2008 drill data from the Onek mine area, located approximately 1.5 km northwest of the Bellekeno silver-lead-zinc deposits, will be independently incorporated in a National Instrument 43-101 (“NI 43-101”) resource estimation scheduled for completion in Q3 of 2008.

Highlights

Complete assay results have been received for 21 of 27 holes drilled at the historic Onek mine, located in the eastern part of the historic Keno Hill district. Results include the following:

DDH K08-141 cut an interval grading: 18.2% zinc, 1.102 grams per tonne gold, 116.7 grams per tonne silver (3.4 ounces per ton) and 0.2% lead or 39.8 ounces per ton silver equivalent* over 3.72 meters from 109.15 to 112.87 meters.

DDH K08-144 cut an interval grading: 14.6% zinc, 0.584 grams per tonne gold, 182.7 grams per tonne silver (5.3 ounces per ton) and 0.1% lead or 34.1 ounces per ton silver equivalent* over 5.45 meters from 170.75 to 179.22 meters.

DDH K08-134 cut an interval grading: 30.1% zinc, 0.587 grams per tonne gold, 69.8 grams per tonne silver (2.0 ounces per ton) and 0.2% lead or 59.8 ounces per ton silver equivalent* over 2.28 meters from 207.73 to 210.01 meters.

DDH K08-146 cut an interval grading: 31.1% zinc, 0.554 grams per tonne gold, 138.1 grams per tonne silver (4.0 ounces per ton) and 2.7% lead or 66.5 ounces per ton silver equivalent* over 1.28 meters from 113.90 to 115.18 meters.

DDH K08-149 cut an interval grading: 14.8% zinc, 0.385 grams per tonne gold, 304.3 grams per tonne silver (8.9 ounces per ton) and 3.6% lead or 41.5 ounces per ton silver equivalent* over 2.50 meters from 121.55 to 124.05 meters.

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DDH K08-150 cut an interval grading: 16.7% zinc, 0.494 grams per tonne gold, 83.8 grams per tonne silver (2.4 ounces per ton) and 0.1% lead or 34.8 ounces per ton silver equivalent* over 8.47 meters from 170.75 to 179.22 meters.

DDH K08-152 cut an interval grading: 22.3% zinc, 0.690 grams per tonne gold, 143.5 grams per tonne silver (4.2 ounces per ton) and 0.2% lead or 47.6 ounces per ton silver equivalent* over 5.71 meters from 225.55 to 231.26 meters.

DDH K08-153 cut an interval grading: 13.9% zinc, 0.566 grams per tonne gold, 1,688.3 grams per tonne silver (49.3 ounces per ton) and 23.4% lead or 102.7 ounces per ton silver equivalent* over 1.12 meters from 95.50 to 96.92 meters.

These recent drill results confirm the presence of high-grade zinc-silver-lead mineralization at the historical Onek mine first drilled by Alexco in 2007. The 2008 exploration and infill drill program tested down-dip extensions of the previously known mineralization to approximately 135 meters below historical underground workings and tested mineralization along a strike length of approximately 400 meters. Drilling also confirmed near-surface, historical resource blocks defined by United Keno Hill Mines (“UKHM”).

Onek Drilling, Production and Historic Resource

The 2008 Onek drilling has confirmed high-grade zinc-silver mineralization well below the deepest workings of the historical Onek mine where reported past production totaled 93,000 tons averaging 13.77 opt silver, 5.54% lead and 3.43% zinc. An historical resource estimate, for the area encompassing the existing underground workings, was calculated by UKHM. This resource, including proven, probable and inferred mineralization, totals 85,734 tons grading 12.63 opt silver, 4.71% lead, 16.41% zinc and 0.01 opt gold (although believed to be relevant by Alexco management, this historical resource is not NI 43-101 compliant and should not be relied upon). Alexco plans to complete an NI 43-101 compliant resource estimate encompassing the historical Onek mine and those mineralized extensions drilled in 2007/2008 in Q3 of this year. Once completed, this new resource estimate will add to Alexco’s current Keno Project resource base initiated last year with the release of an NI 43-101 compliant resource for the historical Bellekeno mine (537,000 tonnes grading 1,016 g/tonne Ag, 0.4 g/tonne Au, 13.5% Pb and 10.7% Zn; see January 30, 2008 press release entitled “Alexco Outlines New Zinc–Silver Zone at Bellekeno and Updates Resource Estimate”).

Leo Claims Drill Results

Three drill holes were completed on the Leo claims, located in the western part of the Keno Hill property approximately 1.5 kilometers northwest of the Silver King/Husky mineralized trend. Drilling focused in areas containing anomalous zinc-silver mineralization encountered in shallow, historical overburden drill holes. All three holes intersected intervals containing muti-percent zinc with the best intercepts from K-08-0132 (16.4% zinc, 0.111 grams per tonne gold, 25.7 grams per tonne silver and 0.03% lead or 31.8 ounces per ton silver equivalent* over 4.34 meters from 41.08 to 45.42 meters) and K-08-0133 (34.1% zinc, 0.770 grams per tonne gold, 123.0 grams per tonne silver and 0.1% lead or 69.1 ounces per ton silver equivalent* over 0.86 meters from 46.30 to 47.16 meters). Zinc-silver mineralization encountered in the Leo drill holes occurs within broad zones of alteration similar to that identified in drill holes from the Husky SW/Silver King trend. Evaluation of this recent drilling, in conjunction with available historical data, is ongoing. Plans for any future exploration in this area will be determined once these studies are complete.

Notes

* All silver (Ag) equivalents calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual drill thicknesses.

A composite table, listing those 2008 drill holes having complete assay results, is attached (Appendix I). The table, along with drill hole location maps for the Onek and Leo areas, is available for review on the company website at www.alexcoresource.com.

The 2007 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Stan Dodd, VP, Exploration Alexco Resource Corp. and a Qualified Person as defined by NI 43-101. A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs at Terrace, BC for preparation with fire assay and multi-element ICP analyses done at ALS Chemex Labs facility at North Vancouver, BC.

Continued 2008 Exploration

Exploration is ongoing at the Keno Hill project site. Initial follow-up drill programs have recently been completed at the Lucky Queen mine and Keno 700 mine. Drilling is planned to begin shortly in the area of the historical Hector-Calumet mine, the primary historical silver producer in the district, as well as follow-up drilling at Onek. The company is expecting to complete the planned initial 10,000 to 12,000 meter surface exploration drill program by mid-July, approximately two months ahead of schedule due to significantly-improved drilling efficiencies. A second phase of surface drilling and transition to underground exploration and definition drilling at the Bellekeno deposit is also planned for 2008.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government's Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity. NovaGold Resources Inc. with a 18% equity interest is Alexco's largest shareholder.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Appendix I. Assay Composite Table – Keno Project: July 1, 2008

		From	To	Length	Ag	Ag	Au	Pb	Zn	Ag eq*
Area	Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	%	%	oz/ton

Onek	K-08-0129	No Significant Intercepts

Onek	K-08-0130	No Significant Intercepts

Leo	K-08-0131	48.16	49.40	1.24	71.8	2.1	0.107	0.01	5.30	12.3
Leo	K-08-0131	54.60	55.11	0.51	17.7	0.5	0.210	0.02	6.97	14.0
Leo	K-08-0131	72.54	73.73	1.19	23.4	0.7	0.140	0.02	2.18	5.1

Leo	K-08-0132	41.08	45.42	4.34	25.7	0.7	0.111	0.03	16.41	31.8

Leo	K-08-0133	46.30	47.16	0.86	123.0	3.6	0.770	0.12	34.07	69.1

Onek	K-08-0134	192.00	198.39	6.39	7.3	0.2	0.019	0.03	4.74	9.2
Onek	includes	195.00	196.28	1.28	23.9	0.7	0.054	0.08	19.06	30.3
Onek	K-08-0134	200.75	217.12	16.37	36.5	1.1	0.225	0.10	7.49	15.7
Onek	includes	207.73	210.01	2.28	69.8	2.0	0.587	0.17	30.12	59.8
Onek	K-08-0134	215.54	216.10	0.56	132.0	3.9	0.070	0.39	50.30	98.7

Onek	K-08-0135	141.30	145.00	3.70	81.0	2.4	0.258	0.69	10.57	23.5
Onek	K-08-0135	152.10	156.00	3.90	6.2	0.2	0.038	0.01	2.13	4.3

Onek	K-08-0136	155.48	157.70	2.22	147.0	4.3	1.007	3.03	2.21	13.8
Onek	includes	157.42	157.70	0.28	1,110.0	32.4	0.430	23.88	9.34	77.6
Onek	K-08-0136	179.22	182.27	3.05	5.3	0.2	0.057	0.00	2.21	4.4

Onek	K-08-0137	97.65	97.95	0.30	52.4	1.5	0.060	1.81	4.46	12.0
Onek	K-08-0137	123.75	124.75	1.00	21.0	0.6	0.057	0.06	3.72	7.8

Onek	K-08-0138	119.62	120.67	1.05	3.4	0.1	0.010	0.03	1.23	2.5
Onek	K-08-0138	127.62	129.92	2.30	3.4	0.1	0.013	0.00	2.18	4.2
Onek	K-08-0138	151.50	157.27	5.77	59.4	1.7	0.227	0.46	8.02	17.7
Onek	includes	155.67	157.27	1.60	144.8	4.2	0.254	1.57	17.75	39.8
Onek	K-08-0138	161.90	163.37	1.47	0.25	0.0	0.005	0.00	1.36	2.6

Onek	K-08-0139	108.61	110.10	1.49	117.9	3.4	0.093	2.84	4.85	15.9
Onek	K-08-0139	137.00	140.60	3.60	86.3	2.5	0.101	0.71	1.16	5.7

Table continued
		From	To	Length	Ag	Ag	Au	Pb	Zn	Ag eq*
Area	Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	%	%	oz/ton

Onek	K-08-0140	192.50	193.24	0.74	29.1	0.8	0.202	0.03	11.80	23.4

Onek	K-08-0141	95.92	100.02	4.10	0.60	0.0	0.012	0.01	1.72	3.3
Onek	K-08-0141	106.07	115.01	8.94	57.9	1.7	0.499	0.21	9.11	20.0
Onek	includes	109.15	112.87	3.72	116.7	3.4	1.102	0.23	18.15	39.8
Onek	K-08-0141	117.21	119.76	2.55	24.4	0.7	0.121	0.08	0.91	2.7
Onek	K-08-0141	122.06	124.11	2.05	1.1	0.0	0.005	0.02	3.10	5.9

Onek	K-08-0142	108.70	115.77	7.07	1.6	0.0	0.038	0.01	1.35	2.7

Onek	K-08-0143	207.23	210.01	2.78	33.8	1.0	0.737	0.07	3.59	9.2
Onek	includes	207.23	207.66	0.43	67.5	2.0	0.340	0.21	11.40	24.2
Onek	K-08-0143	212.52	213.06	0.54	4.9	0.1	0.080	0.01	1.08	2.3

Onek	K-08-0144	130.45	132.95	2.50	77.2	2.3	0.310	0.11	1.74	6.2
Onek	K-08-0144	136.55	142.00	5.45	182.7	5.3	0.584	0.14	14.64	34.1

Onek	K-08-0145	60.35	62.35	2.00	0.25	0.0	0.010	0.00	1.90	3.6
Onek	K-08-0145	111.15	113.15	2.00	20.2	0.6	0.446	0.02	5.72	12.2

Onek	K-08-0146	94.00	99.04	5.04	9.3	0.3	0.122	0.07	3.47	7.1
Onek	K-08-0146	106.91	108.61	1.70	68.4	2.0	0.119	1.40	9.70	22.0
Onek	K-08-0146	113.90	115.18	1.28	138.1	4.0	0.554	2.72	31.14	66.5

Onek	K-08-0147	101.21	103.72	2.51	139.8	4.1	0.107	2.34	13.61	32.4
Onek	includes	101.21	101.92	0.71	475.0	13.9	0.290	8.23	40.45	99.5
Onek	K-08-0147	112.72	125.95	9.57	48.0	1.4	0.470	0.29	4.77	11.6
Onek	includes	122.71	124.97	2.26	125.6	3.7	1.615	0.98	9.06	24.8

Onek	K-08-0148	132.55	134.89	2.34	169.2	4.9	0.104	2.01	2.95	12.9
Onek	K-08-0148	173.74	173.90	0.16	6.2	0.2	0.020	0.01	1.18	2.4
Onek	K-08-0148	207.26	207.69	0.43	11.1	0.3	0.020	0.02	1.45	3.1

Onek	K-08-0149	101.20	103.30	2.10	19.7	0.6	0.851	0.11	6.53	14.6
Onek	K-08-0149	112.71	125.35	12.64	80.6	2.4	0.152	0.85	5.21	13.4
Onek	includes	118.20	124.05	5.85	167.5	4.9	0.306	1.80	10.02	26.3
Onek	includes	121.55	124.05	2.50	304.3	8.9	0.385	3.64	14.84	41.5

Table continued
		From	To	Length	Ag	Ag	Au	Pb	Zn	Ag eq*
Area	Hole #	meters	meters	meters	g/tonne	oz/ton	g/tonne	%	%	oz/ton

Onek	K-08-0150	137.00	138.44	1.44	90.4	2.6	0.086	0.12	2.53	7.7
Onek	K-08-0150	145.69	146.10	0.41	592.0	17.3	0.090	8.19	1.87	30.2
Onek	K-08-0150	170.75	179.22	8.47	83.8	2.4	0.494	0.10	16.71	34.8
Onek	includes	171.70	177.60	5.90	112.7	3.3	0.518	0.13	22.10	45.9

Onek	K-08-0152	225.55	231.26	5.71	143.5	4.2	0.690	0.22	22.30	47.6

Onek	K-08-0153	85.50	90.27	4.77	72.5	2.1	0.215	0.60	4.20	11.1
Onek	K-08-0153	94.14	102.29	8.15	248.7	7.3	0.252	3.27	5.02	20.8
Onek	includes	95.50	96.92	1.12	1,688.3	49.3	0.566	23.36	13.90	102.7
Onek	K-08-0153	110.33	111.53	1.20	4.1	0.1	0.040	0.03	1.48	3.0

*Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb and US$0.75/lb Zn.
Metallurgical recoveries not considered.
Note: Composites were calculated using a 1.00% Zn cutoff with a maximum 2 meters internal dilution.